                                                              EXHIBIT 8-C


                             [ERNST & YOUNG LLP LETTERHEAD]





December 20, 1996


Mr. Daniel A. Cotter
President and Chief Executive Officer
Cotter & Company
8600 West Bryn Mawr Avenue
Chicago, IL  60631-3505

Dear Mr. Cotter:

This letter is in response to your request that we provide you with our opinion concerning certain federal income tax consequences which would arise from the consummation of the proposed merger of Servistar Coast To Coast Corporation ("SCC") with and into Cotter & Company ("Cotter") and certain other related transactions.

In rendering this opinion, we have relied upon the facts, summarized below, as they have been presented to us orally by the management of Cotter and verified in: (1) the Statements of Facts and Representations dated December 20, 1996, provided by the respective managements of Cotter and SCC ("Statement of Facts and Representations"); (2) the Agreement and Plan of Merger made and entered into by and between SCC and Cotter dated as of December 9, 1996 (the "Merger Agreement"); and (3) the Registration Statement (Form S-4), as filed with the Securities and Exchange Commission on December 20, 1996 and containing the Joint Proxy Statement/Prospectus of SCC and Cotter dated December 20, 1996 (the "Prospectus"). The Statement of Facts and Representations, the Merger Agreement and the Prospectus are sometimes hereinafter referred to collectively as the "Documents."

You have represented to us that the facts contained in the Documents provide an accurate and complete description of the facts and circumstances concerning the proposed Merger. We have relied upon the facts and representations in the Documents for purposes of this letter. We have made no independent investigation of the factual matters and circumstances. Any changes to the facts or Documents may affect the conclusions stated herein.

We understand that reference to Ernst & Young LLP and our opinion is included in the Prospectus relating to the issuance of the common stock in connection with the proposed Merger and the special meeting of the SCC shareholders with respect thereto. We consent to such reference in the Prospectus under the captions "Summary - Certain Federal Income Tax Consequences," "The Merger - Certain Federal Income Tax Consequences," "The Merger Agreement - Conditions," and "Legal And Tax Matters." Also, we consent to the inclusion of a copy of this opinion as an exhibit to the Registration Statement (Form S-4) as filed with the Securities and Exchange Commission.

                         [ERNST & YOUNG LLP LETTERHEAD]



Mr. Daniel A. Cotter                                        Page 2
President and Chief Executive Officer                       December 20, 1996
Cotter Corporation





FEDERAL INCOME TAX CONSEQUENCES


Based solely upon the Statements of Facts and Representations, the Merger Agreement, and the Prospectus, it is our opinion that the following federal income tax consequences will result from the transaction:


(1) The merger of SCC with and into Cotter and the TruServ Name Change will constitute a reorganization within the meaning of Section 368(a)(1) of the Code. SCC and Cotter ("TruServ") (1) will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

(2) Neither gain nor loss will be recognized by SCC upon the transfer of its assets to TruServ in exchange solely for TruServ Common Stock, cash for dissenters, if any, and the assumption by TruServ of the liabilities of SCC. Cash for dissenters will be distributed to the SCC shareholders.

(3) Neither gain nor loss will be recognized by TruServ or the Cotter members as a result of the merger and the TruServ Name Change.

(4) The basis of SCC's assets in the hands of TruServ will, in each case, be the same as the basis of those assets in the hands of SCC immediately prior to the merger and the TruServ Name Change.

(5) The holding period of SCC's assets in the hands of TruServ will, in each case, include the period for which such assets were held by SCC.

(6) TruServ will succeed to and take into account those tax attributes of SCC described in Section 381(c) of the Code. These items will be taken into account by TruServ subject to the conditions and limitations specified in Sections 381, 382, 383, 384 and 1502 of the Code and the Regulations thereunder.

(7) TruServ will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of SCC as of the date of transfer. Any deficit in the earnings and





---------------


(1) Upon the effective date of the merger, Cotter shall change its name ("TruServ Name Change") to TruServ. TruServ is the continuation of Cotter and all references to TruServ shall be deemed to include a reference to Cotter. The TruServ Name Change should be treated as an event with no federal income consequences, an F Reorganization (Section 368(a)(1)(F)), or a D Reorganization (Section 368(a)(1)(D)). Regardless of the characterization, the income tax consequences set-forth herein will not change. (c.f. Rev. Rul. 69-516, 1969-2 C.B. 51; Rev. Rul. 79-250, 1979-2 C.B. 156 and Rev. Rul. 96-29,
1996-24 I.R.B.5.)

                         [ERNST & YOUNG LLP LETTERHEAD]


Mr. Daniel A. Cotter                                          Page 3
President and Chief Executive Officer                         December 20, 1996
Cotter Corporation




         profits of SCC will be used only to offset the earnings and profits accumulated after the date of transfer.

(8) The basis of the Cotter assets in the hands of TruServ will be the same as the basis of those assets in the hands of Cotter immediately before the merger and the TruServ Name Change.

(9) The basis and holding period of the shares of the TruServ Common Stock held by the Cotter members immediately after the merger and the TruServ Name Change shall be the same as the basis and holding period of the Cotter Stock held prior to the merger and the TruServ Name Change.

(10) TruServ shall be treated as Cotter with respect to all of Cotter's tax attributes existing prior to the merger and the TruServ Name Change.


(11) An exchange of shares of Class B Common Stock for TruServ Class A Common Stock in the Recapitalization(2) will constitute a reorganization within the meaning of Section 368(a)(1) of the Code. TruServ will be party to a reorganization within the meaning of Section 368(b) of the Code.


(12) No gain or loss will be recognized by the Cotter members upon the exchange, in each instance, of shares of Class B Stock for TruServ Class A Common Stock.

(13) The basis of the TruServ Class A Common Stock to be received by the Cotter members who exchange Class B Common Stock in the Recapitalization will be, in each instance, the same as the basis of their Class B Common Stock surrendered in exchange therefor.

(14) The holding period of the TruServ Class A Common Stock to be received by the Cotter members who surrender Class B Common Stock in exchange therefor will include in each instance the period during which the Cotter member held the Class B Common Stock surrendered in the exchange assuming that the Class B Common Stock was a capital asset in the hands of the holder.





---------------

(2) The Recapitalization is the required acquisition by the Cotter members of additional Class A TruServ Stock in exchange for either Cotter Class B Common Stock and/or Patronage Dividend Subordinated Notes. Stock exchanges pursuant to the Recapitalization are transactions described in Section 1036 of the Code.
The tax consequences as described herein shall be the same whether the Recapitalization is deemed a reorganization or a Section 1036 transaction.

                         [ERNST & YOUNG LLP LETTERHEAD]



Mr. Daniel A. Cotter                                          Page 4
President and Chief Executive Officer                         December 20, 1996
Cotter Corporation




(15) The Patronage Dividend Subordinated Notes should be treated as securities for federal income tax purposes,(3) and, as such, except for any amounts received allocable to accrued interest on the Patronage Dividend Subordinated Notes, (i) no gain or loss will be recognized by the holder, (ii) the holder's adjusted tax basis in the TruServ Class
         A Common Stock received in the exchange will, immediately after the exchange, be equal to the holder's aggregate tax basis in the Patronage Dividend Subordinated Notes exchanged therefor, and (iii) the holding period for the TruServ Class B Common Stock received in the exchange will include the period during which the Patronage Dividend Subordinated Notes were held, assuming that the Patronage Dividend Subordinated Notes were capital assets in the Cotter members hands immediately before the exchange.


(16) Any amounts received by holders of the Patronage Dividend Subordinated Notes that are allocable to accrued interest will be includable as interest income.


(17) To the extent that any exchanged Patronage Dividend Subordinated Note in the hands of a holder would be subject to the market discount rules, any disposition of the TruServ Class A Common Stock received in such exchange also would be subject to the market discount rules (Section 1276 of the Code).

(18) The receipt of the contingent right to convert Patronage Dividend Subordinated Notes into TruServ Class B Common Stock during the 5 year period commencing on the effective date of the merger ("Rights"), by the former Cotter members should not result in the recognition of income or loss. Pursuant to recently issued Regulations, a modification of the underlying terms of a debt instrument will be treated as an exchange of the "old" debt instrument for the modified debt instrument. In general, modification will create an exchange only if the modification is significant. The type of modification created by the Rights would be deemed significant only if the rights of the holder are altered in an economically significant manner.
         Since it is highly unlikely that the Rights would be exercised, it is unlikely that a holder's rights have been altered in an economically significant manner. However, since these Regulations have been finalized within the last six months, it is possible that the IRS would contend that the Patronage Dividend Subordinated Notes were exchanged. Further, a deemed exchange would be unlikely to create an adverse tax consequence to the members. Since the Patronage Dividend





---------------


(3) The term "security" is not defined in either the Code or Regulations promulgated thereunder, thus, the IRS might contend that the Patronage Dividend Subordinated Notes are not securities. If the IRS were successful in such contention gain or loss would be recognized on the exchange. Such gain or loss should, in general, be treated as capital gain or loss. However, if Patronage Dividend Subordinated Notes were acquired by the holder, other than as patronage, at a discount, income if any could be treated as interest income pursuant to the market discount obligation rules of the Code.

                         [ERNST & YOUNG LLP LETTERHEAD]


Mr. Daniel A. Cotter                                          Page 5
President and Chief Executive Officer                         December 20, 1996
Cotter Corporation




         Subordinated Notes were issued as patronage, most holders should have a basis equal to the principal amount of the debt, and a taxable exchange would not create a gain.

(19) The redemption of a Cotter member's TruServ Class B Common Stock should be nontaxable to the extent that the proceeds received with respect to each share equal the amount previously included in income as patronage pursuant to Subchapter T of the Code.

         To the extent that the proceeds are less than the amount previously included in income, the Cotter member should be entitled to an ordinary loss deduction. If the redemption proceeds exceed the amount previously included in income, such excess will be subject to the normal rules of stock redemptions found in Subchapter C of the Code.

         Subchapter C generally treats redemption proceeds as distributions (dividends) unless the shareholder has a meaningful reduction in his ownership of the distributor. If there has been a meaningful reduction, the transaction should be treated as a sale or exchange of a capital asset.


SCOPE OF OPINION


The scope of this opinion is expressly limited to the federal income tax issues specifically addressed in (1) through (19) in the section entitled "Federal Income Tax Consequences" above and is subject to the issuance of the favorable ruling by the IRS specifically referred to in the documents.
Our opinion has not been requested and none is provided with respect to any federal withholding, foreign, state or local tax consequences to Cotter and SCC. Further, our opinion has not been requested and none is provided with respect to any other federal income tax issues, including, but not limited to, any other Subchapter T or any other Subchapter C consequences. Thus, we have made no determination nor provided any opinion as to whether Cotter would recognize gain or loss in connection with the redemption, or as to the federal income tax consequences to Cotter and its shareholders of the retail conversion funds arrangements. In addition, we have made no determination nor expressed any opinion as to any limitations, including those which may be imposed under Section 382, on the availability of net operating loss carryovers (or built-in gains or losses), if any, after the merger, the application (if any) of the alternative minimum tax to the merger, nor the application of any consolidated tax return or employee benefit issues which may arise as a result of the merger. We have made no determination nor provided any opinion as to the application, if any, of the golden parachute rules in connection with the merger. We have made no determination nor provided any opinion as to the fair market value of any of the assets being transferred in the merger nor the stock being exchanged in the merger. Our opinion has not been requested and none is provided with regard

                        [ERNST & YOUNG LLP LETTERHEAD]


Mr. Daniel A. Cotter                                           Page 6
President and Chief Executive Officer                          December 20, 1996
Cotter Corporation




to the federal, foreign, state or local tax consequences for the shareholders of SCC or with regard to the federal withholding, foreign, state or local tax consequences for the shareholders of Cotter.

Our opinion, as stated above, is based upon the analysis of the Code, the Regulations thereunder, current case law, and published rulings. The foregoing are subject to change, and such change may be retroactively effective. If so, our views, as set forth above, may be affected and may not be relied upon. Further, any variation or differences in the facts or representations recited herein, for any reason, might affect our conclusions, perhaps in an adverse manner, and make them inapplicable. In addition, we have undertaken no obligation to, and will not, update this opinion for changes in facts or law occurring subsequent to the date hereof.

This letter represents our views as to the interpretation of existing law and, accordingly, no assurance can be given that the IRS or the courts will agree with the above analysis.

Except with respect to the inclusion of this opinion in the Prospectus, this opinion letter is not intended to be, and should not be, distributed or relied upon by any entities or persons other than Cotter and Cotter's members without the express written consent of Ernst & Young LLP.


                                                        Very truly yours,


                                                        ERNST & YOUNG LLP